Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	For the 6 Months Ended December 31, 2002	For the years ended June 30,
		2002	2001	2000	1999	1998
Pretax income from continuing operations	$85,718	$152,676	$177,206	$177,055	$197,719	$231,138
Distribution of earnings from unconsolidated affiliates	6,125	639	527	4,220	840	602
Fixed charges	23,503	50,459	64,553	57,907	57,744	64,881

Earnings	$115,346	$203,774	$242,286	$239,182	$256,303	$296,621
Interest	$22,282	$47,831	$61,576	$56,869	$56,837	$63,974
Amortization of premiums and other	1,221	2,628	2,977	1,038	907	907

Fixed Charges	$23,503	$50,459	$64,553	$57,907	$57,744	$64,881
Ratio of Earnings to Fixed Charges	4.91	4.04	3.75	4.13	4.44	4.57